Progenity, Inc.

4330 La Jolla Village Drive, Suite 200

San Diego, CA 92122

(855) 293-2639

June 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Jeffrey Gabor

Re:	Progenity, Inc.

Registration Statement on Form S-1

Filed June 21, 2021

File No. 333-257187

Dear Mr. Gabor:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Progenity, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company (the “Registration Statement”) be accelerated to 4:01 p.m., Eastern Standard Time, on June 30, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Progenity, Inc.

By:	/s/ Harry Stylli, Ph.D.
Name:	Harry Stylli, Ph.D.
Title:	Chairman and Chief Executive Officer

cc:    Ryan A. Murr, Gibson, Dunn & Crutcher LLP